UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MagnaChip Semiconductor S.A.
File No. 333-126019 - CF#23466

MagnaChip Semiconductor LLC
File No. 333-126019-09 - CF#23466

MagnaChip Semiconductor Finance Company
File No. 333-126019-10 - CF#23466

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MagnaChip Semiconductor S.A., MagnaChip Semiconductor LLC, and MagnaChip Semiconductor Finance Company submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form S-4 registration statement filed on June 21, 2005.

Based on representations by MagnaChip Semiconductor S.A., MagnaChip Semiconductor LLC, and MagnaChip Semiconductor Finance Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.27 through March 18, 2011
Exhibit 10.28 through March 18, 2011
Exhibit 10.29 through March 29, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel